Exhibit 12
CENTERPOINT ENERGY, INCORPORATED AND SUBSIDIARIES
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
(Millions of Dollars)

	Six Months Ended
	June 30,
	2006	2007
Net Income	$282	$200
Income taxes	(44)	100
Capitalized interest	(3)	(15)

	235	285

Fixed charges, as defined:

Interest	299	305
Capitalized interest	3	15
Interest component of rentals charged to operating income	8	8

Total fixed charges	310	328

Earnings, as defined	$545	$613

Ratio of earnings to fixed charges	1.76	1.87